August 22, 2022

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (“Trust” or the “Registrant”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Williamson:

You recently provided comments relating to Post-Effective Amendment No. 412 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 413 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission on June 29, 2022 under Rule 485(a)(1) under the 1940 Act, with respect to the Trust’s Applied Finance Dividend Fund (formerly Applied Finance Core Fund), Applied Finance Explorer Fund, Applied Finance Select Fund, each a series of the Trust. This letter is in response to these comments.

Prospectus Risk Return Summary - Fee and Expenses Table

1.	Comment: Revise the statement in the preamble to the Fees and Expenses Table for each Fund to be consistent with the requirements of Form N-1A, Item 3.

Response:

The Registrant has revised the disclosures as you have requested.

2.	Comment: If there are no “acquired fund fees and expenses” for a particular Fund, consider removing the line item in the Annual Operating Expenses Table and the related footnote.

Response:

Each Fund pays acquired fund fees and expenses of less than 0.01%. Accordingly, the subcaption referencing “Acquired Fund Fees and Expenses” in the Annual Operating Expenses Table and the related footnote has been removed for each Fund, and these acquired fund fees and expenses have been included in “Other Expenses”, based on the requirements of Form N-1A, Item 3, Instruction 3(f)(i).

3.	Comment: In footnote number 2 and 3, as applicable, to the Annual Operating Expenses Table, replace “three years” with “36-months”.

Response:

The Registrant has revised the disclosures as you have requested.

Prospectus Principal Investment Strategy – Dividend Fund

4.

Comment:

What analytic methods and data does the Adviser use to determine whether a company has attractive valuations, potential for long-term growth, sustainable dividends, and other attractive financial characteristics?

Response:

The Adviser has developed a detailed, proprietary analytical methodology called the Economic Margin® framework to evaluate a company’s corporate performance and estimate its intrinsic value. The Adviser believes that intrinsic value better explains historical stock returns than other commonly used financial metrics.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

The Adviser uses this framework to evaluate a company’s corporate performance across time and against peers, as well as to determine attractive stocks for purchase.

In addition to a firm’s attractiveness from the Economic Margin® perspective, the Adviser will also consider as deemed necessary the use of other financial metrics such as price multiples, financial accounting ratios, price movements, and qualitative information discovered through company presentations and third-party research providers.

Prospectus – Performance Information – Performance Table -Dividend Fund

5.

Comment:

Confirm that the Morningstar® US Large-Mid Value IndexSM continues to be an appropriate broad-based securities market index for the Dividend Fund considering the Fund’s 80% investment policy.

Response:

The Adviser believes that the Morningstar® US Large-Mid Value IndexSM continues to be an appropriate broad-based securities market index for the Dividend Fund.

Prospectus- Additional Information About the Funds’ Investments -Dividend Fund

6.	Comment: How does the Adviser determine estimated future potential earnings discounted to present value?

Response:

The following disclosure has been revised in the Prospectus, to remove the statements you reference as concerns future potential earnings discounted to present value:

●	Attractive market price relative to intrinsic value~~, as determined by the Adviser based on the company’s estimated future potential earnings discounted to their present value~~;

7.	Comment: What does a history of paying dividends mean? How long a history is considered? Does this involve consideration of dividend yields and coverage ratios?

Response:

The Adviser considers any firm that has paid a dividend in the last three years as having a history of paying dividends. However, at the time of purchase, a stock must have paid a dividend within the past four quarters.

8.	Comment: Discuss how the Adviser evaluates among companies based on these criteria.

Response:

The Adviser uses the information described above to construct groups of stocks it feels are worthy of inclusion in the portfolio. The Adviser then selects stocks to add to the portfolio which it feels provide the best long-term return potential relative to the Adviser’s perceived risks to the portfolio.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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